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                                                                     EXHIBIT 3.1



                              AMENDED AND RESTATED
                          SECTION 3.9 OF THE BYLAWS OF
                         GENERAL GROWTH PROPERTIES, INC.
                            (AS OF FEBRUARY 5, 2003)


                  SECTION 3.9. COMMITTEES. The Board of Directors may, by resolution or resolutions passed by a majority of the Whole Board, designate one or more committees, each committee to consist of two (or such other minimum number, if any, mandated by law and the applicable listing requirements of the New York Stock Exchange) or more directors of the Corporation, including the following committees:

                  (a) An Executive Committee, which shall have such authority as shall be delegated by the Board of Directors and shall advise the Board of Directors from time to time with respect to such matters as the Board of Directors shall direct; and

                  (b) An Audit Committee, a Compensation Committee and a Nominating & Governance Committee, each of which committees shall: (i) consist of Independent Directors (as defined below), to the extent required by law and the listing requirements of the New York Stock Exchange, as in effect from time to time, and (ii) have such authority
         (A) as shall be set forth in the charter for such committee (as approved by the Board of Directors), which authority shall at all times be not less than that mandated by law and the applicable listing requirements of the New York Stock Exchange, and (B) as shall otherwise be delegated by the Board of Directors.

For purposes of this Section 3.9, "Independent Directors" shall mean directors who (i) satisfy the definition of "independent director" set forth in the applicable listing requirements of the New York Stock Exchange and (ii) in the case of the Audit Committee, satisfy the independence requirements for Audit Committee membership mandated by law and such listing requirements. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee, provided that any such alternate member must satisfy any applicable membership eligibility requirements of the relevant committee mandated by law, the applicable listing requirements of the New York Stock Exchange and the charter, if any, of such committee. Any such committee, to the extent provided in the resolution establishing such committee and not inconsistent with the GCL, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation. Unless the Board of Directors shall provide otherwise, the presence of a whole number of directors equal to a majority of the total membership of any committee of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of such committee and the act of a majority of those present at a meeting at which a quorum is present shall be necessary and sufficient for the taking of any action thereat.